EXHIBIT 99.3

Audit Committee Mandate

1	OBJECTIVE

The Audit Committee acts as a preparatory body in connection with the Board’s supervisory roles in financial control and external audit. The Committee is appointed by and shall report regularly to the Board.

The Committee supports the Board in the administration and exercise of its responsibility for supervision in accordance with:

(a) the Norwegian Public Limited Companies Act (allmennaksjeloven) §§ 6-12 and 6-13 and the Norwegian securities legislation;

(b) applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and regulations adopted by the U.S. Securities and Exchange Commission (SEC) in accordance or under the Sarbanes-Oxley Act and the Exchange Act; and

(c) applicable listing standards of the securities exchanges on which the Company’s securities are listed.

The primary function of the Committee is to assist the Board in exercising its oversight responsibility, with respect to:

•	the integrity of the Company’s financial statements;

•	the Company’s financial reporting processes and internal controls; and

•	the qualifications, independence and performance of the external auditor;

•	the performance of the Company’s internal audit function.

2	ORGANIZATION

The Board appoints at least three Audit Committee members from its own members and appoints one of these as Committee Chairperson. The employee representatives on the Board may nominate one Committee member to the Board. The Audit Committee members are appointed for a two-year term.

Each Committee member shall be independent as defined by the SEC and otherwise unconnected to any relations that could, in the opinion of the Board, interfere with the exercise of his or her independent judgment as a member of the Committee.

When appointing members to the Committee, the Board shall take into consideration whether the person concerned has the necessary knowledge of basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise, as deemed appropriate by the Board.

The Company’s internal audit department shall provide support to the Audit Committee as necessary, and shall act as its secretary.

Exercising his own discretion, the Internal Audit Officer, may report any matters directly to the Audit Committee.

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3	MEETINGS

The Audit Committee shall meet in connection with the quarterly and annual financial reporting and otherwise as often as it considers necessary.

The Audit Committee chooses who shall represent the Company at its meetings. It is assumed that the chief financial officer will attend all meetings.

The external auditor shall participate in relevant agenda points at all meetings.

Each regularly scheduled meeting shall conclude with a separate session for the Committee members.

The Audit Committee shall meet with the Internal Audit Officer, and the external auditor at least once a year without the presence of Corporate Management.

4	COMMITTEE TASKS

The Committee’s tasks shall encompass:

•	Oversight of the Integrity of the Company’s Financial Statements and Financial Reporting Process and Internal Controls

The Committee shall:

-	Discuss with Management and the external auditor the annual audited financial statements and quarterly financial statements, including disclosures made in Management’s discussion and analysis.

-	Review with the external auditor 1) critical accounting policies and practices to be used by the Company and 2) alternative accounting treatments.

-	Review the results of the annual audit and quarterly reviews carried out by the external auditor.

-	Discuss with Management and the external auditor significant financial reporting issues and judgment made in connection with the preparation of the Company’s annual and quarterly financial statements.

-	Review the results of Management’s assessment of internal controls over financial reporting in accordance Sarbanes Oxley Act 404.

-	Review input to the Audit Committee from the Company’s CEO and CFO in connection with their certification of the Company’s annual report on Form 20-F.

-	Discuss with the Company’s legal counsel and external auditor the process to ensure compliance with relevant standards of conduct and legal matters that could have a significant impact on the Company’s annual and quarterly financial statements or accounting policies.

-	Resolve significant disagreements between Management and the external auditor on financial reporting.

•	Oversight of the Relationship with the external auditor
The Committee shall:

-	Support the Board of Directors and the Corporate Assembly in their roles related to election of external auditors for Norsk Hydro ASA in the Annual General Meeting of Shareholders.

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-	Consider and propose to the Board of Directors the external auditor’s remuneration for the audit of Norsk Hydro ASA to be fixed by the Annual General Meeting of Shareholders.

-	Approve all appointments and remuneration of auditors in subsidiaries involved in the audit of the Company’s consolidated financial statements.

-	Pre-approve the audit and non-audit services (including the fees and terms associated with such services) to be performed by the external auditor, and ensure that the external auditor does not provide any prohibited non-audit services.

-	Supervise and have the primary responsibility for the oversight of the work performed by the external auditor on audit related matters.

-	Evaluate the qualifications, performance and independence of the external auditor.

-	Oversee the external auditor’s compliance with the audit engagement team “rotation off” requirements

-	Oversee compliance with the policy limiting the Company’s ability to hire employees or former employees of the external auditor (the “cooling off” policy).

•	Handling complaints

The Audit Committee shall establish and maintain procedures for the receipt, retention, and handling of complaints about accounting, internal accounting controls, or auditing matters, including procedures for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

•	Supervision of the internal audit function

     The Committee shall:

-	Discuss the adequacy of the Company’s internal audit system.

-	Evaluate the results of the internal audit regularly and ensure that recommendations are paid appropriate attention.

-	Oversee employment decisions related to the Internal Audit Officer, including decisions related to appointment, dismissal, position category and remuneration.

•	Performance evaluation

     The Audit Committee shall conduct an annual performance evaluation of its activities.

The Committee shall base its work on the assumption that the external auditors and Internal Audit Officer have brought to the Committee’s attention any issue that they, in their best judgment, regard as important for the exercise of the Committee’s responsibilities.

5	AUTHORITY

The Audit Committee may examine all activities and circumstances connected to the operations of the Company in the execution of its tasks. In this connection, the Committee may request the CEO to provide access to information, facilities and personnel.

The Audit Committee may carry out the surveys it deems necessary to fulfill its tasks, and may use the Company’s internal audit, external audit and external advisors in this connection.

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6	REPORTING

Minutes from the Audit Committee meetings shall be distributed to the members of the Board at the subsequent meeting. Audit Committee meetings where quarterly and annual financial reporting is discussed shall be coordinated with the Board meetings on these issues. The Audit Committee may give an oral report from these meetings to the Board through the Committee Chairperson.

The Board may at any time require more detailed oral or written reports from the Committee.

7	LIMITATIONS ON THE AUDIT COMMITTEE’S ROLE

The Audit Committee members are answerable only to the Board in connection with the fulfillment of their tasks. The Board retains full responsibility for the Audit Committee’s tasks.

The President and CEO is responsible for preparing and presenting to the Board of directors the Company’s annual and quarterly financial statements, and the external auditor is responsible for auditing and/or reviewing these financial statements. While the Committee is entrusted with the tasks set out in this mandate, it is not the responsibility of the Committee to plan or conduct audits or to determine whether the Company’s financial statements, the results of operations and cash flows are a fair presentation of the Company’s financial position in compliance with generally accepted accounting principles. In carrying out its tasks, the Committee does not provide any expert or particular confirmation of the Company’s financial statements or any professional certification of the external auditor’s work.

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